Orbis
Grupa Hotelowa

Warsaw, 2006-07-18

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

SEC MAIL RECEIVED PROCESSING
JUL 28 2006
WASH. D.C. 213 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

06015582

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 18/2006.
Best regards

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

Krzysztof Gerula

I Vice-President

7/31

Current report no 18/2006

The Management Board of "Orbis" S.A. hereby informs about receipt, from BZ WBK AIB Asset Management SA of a notice with a wording as follows below:

Acting by virtue of Article 69 section 2 point 1 a) in conjunction with Article 87 section 1 point 3 letter b) of the Act dated July 29, 2005, on Public Offering as well as the Terms and Conditions of Admittance of Financial Instruments into a Regulated Trading System and Public Companies (official journal "Dz.U." No 184, item 1539), BZ WBK AIB Asset Management Spółka Akcyjna with its corporate seat in Poznań hereby informs that as a result of equity acquisition, cleared on July 12, 2006, the number of votes held so far by its customers on accounts managed by the BZ WBK AIB Asset Management Spółka Akcyjna and equaling above 10% of the aggregate number of votes at the General Meeting of Shareholders of a public company operating under the name Orbis Spółka Akcyjna has increased by more than 2% (in the current report no 2/2006 Orbis S.A. has informed of the ratio of the BZ WBK AIB Asset Management SA clients equaling 10.14% of the total number of votes of the said company.

Prior to the change in shareholding, referred to hereinabove, the clients of BZ WBK AIB Asset Management SA held 5,492,546 shares in ORBIS S.A. on accounts managed by the BZ WBK AIB Asset Management Spółka Akcyjna, which equaled 11.92% of the Company's share capital. These shares carried 5,492,546 votes, i.e. 11.92% of the total number of votes at the General Meeting of "Orbis" S.A. Shareholders. On July 12, 2006, clients of BZ WBK AIB Asset Management SA held 5,606,231 shares in ORBIS S.A. on their securities accounts managed by BZ WBK AIB Asset Management S.A. The said shares represented 12,17% of the Company's share capital and carried 5,606,231 votes, accounting for 12,17% of the overall number of votes at the General Meeting of "Orbis" S.A. Shareholders. Furthermore, BZ WBK AIB Asset Management S.A. informs that pursuant to the procedure set forth in Article 46 section 1 point 1) of the Act dated May 27, 2004, on Investment Funds (official journal "Dz.U." No 146, item 1546, as amended), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its corporate seat in Poznań assigned the task of managing investment portfolios of its underlying investment funds (hereinafter, the "Funds") to the company BZ WBK AIB Asset Management S.A. Hence, this notice also includes "Orbis" S.A. shares held by the Funds.